

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 16, 2009

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

> **Re: FX Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-155718**
> **Filed January 9, 2009**

Dear Mr. Pierce:

        We have reviewed your amended filing and your response letter dated January 9, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the information required by Items 14, 15, and 17 of Form S-3.

2.   Please check the box on the front cover page to indicate that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Material Federal Income Tax Consequences, page 18

3.   We note your response to our prior comment 2 and reissue it in part. Please eliminate any suggestion that the discussion of material tax consequences is a summary.

Exhibits, page II-1

4.   Please file the form of the supplemental indenture as an exhibit. In this regard, please also assure that you include the undertaking required by Item 512(j) of Regulation S-K.

Signatures, page II-3

5.   We note your response to our prior comment five. Please indicate that Mr. Newton is signing the registration statement in his capacity as both the principal accounting officer and principal financial officer.

Exhibit 5.1

6.   Please submit to us with your response a marked legal opinion showing the changes from the previous legal opinion.

7.   Please include a statement that the warrants will be binding obligations of the registrant.

8.   We note that the trust indenture is governed by the laws of the state of New York. Counsel must opine on the laws of the state governing the indenture. Please opine upon the laws of the state of New York.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
        James R. Kruse (801) 531-7091